Filed by Xanadu Quantum Technologies Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crane Harbor Acquisition Corp.

(Commission File No. 001-42617)

Set forth below is a transcript of Christian Weedbrook’s interview with the SPAC Insider podcast on February 12, 2026 in which the business combination between Crane Harbor Acquisition Corp. (“Crane Harbor”) and Xanadu Quantum Technologies Limited (“NewCo”) was discussed.

SPAC Insider Podcast

Nick Clayton: Hello and welcome to another SPAC Insider podcast where we bring an independent eye in interviewing the targets of SPAC transactions and other SPAC partners. Is it possible to build a business model that combines features of Amazon Web Services, Nvidia, and a biotech drug developer? Well, Xanadu aims to find out, and it is funding that path via a SPAC. I’m Nick Clayton, and this week I speak with Xanadu founder and CEO Dr. Christian Weedbrook and Bill Fradin, CEO of Crane Harbor Acquisition Corp. The two announced a $3.1 billion combination in November. Christian explains how Xanadu differentiates itself from other players in the quantum computing space by focusing on specific hardware advantages, as well as a software approach that allows its machines to work in conjunction with other quantum or traditional computers. Bill also explains how the market has changed since the last wave of SPAC deals in quantum computing and how Xanadu matched the major proving points that Crane Harbor was looking for. Take a listen.

Nick: So Christian, Xanadu turns 10 years old this year, and I’m sure it’s had its share of bumps and scratches through that childhood, but before we jump into all that, just what was your journey like before and how did it lead you into founding Xanadu in 2016?

Christian: Yeah, actually it started when I was a young kid, I would be enthralled by reading a lot of biographies of particularly American entrepreneurs over say the last century or so, and really inspired me, love entrepreneurship, love reading books on business and entrepreneurs, even to this day. And that was always in the back of my mind. Fast forward, I actually ended up doing a PhD in quantum computing, and then after that was a postdoc at MIT and then a postdoc at the University of Toronto. Always thinking about, wow, I wonder if there’s a possibility here to commercialize the research field I was contributing to, and really those two things, the love of being an entrepreneur and the love of quantum computing, really converged into 2016 when I started Xanadu, really with a mission to build quantum computers and make them useful and available to people everywhere. And it’s been a wild ride ever since.

Nick: Yeah, and Bill, you know, Crane Harbor IPOed in April of last year, and you announced this combination with Xanadu about 7 months later, having set out with the stated goal of combining with a transformative technology company. So, you know, what did you see in terms of the opportunities during that search period and how did Xanadu stand out from the field?

Bill: Sure, look, we were really excited to partner with Christian here. I think he’s exactly the kind of business we were looking to partner with. You know, as we raised our most recent SPAC, we’ve been SPAC sponsors for a long time. Quantum computing is obviously a sector that we had followed, and the fundamental breakthroughs that happened over the last couple of years, including those that Xanadu had led and published, we think has really brought it to a point where it’s incredibly exciting for public investors. You know, it was a terrific time to get back into the business. We had a very supportive government and a very supportive stock market. And you know, we met a large number of businesses, but really from the first meeting with Christian, I was just enormously impressed. I think he’s going to be the only founder CEO to still lead one of these companies in the public markets. I think that’s enormously important. You know, Xanadu’s unique approach to quantum computing really builds on research that he pioneered, and you know, we were particularly happy to have such success in the PIPE market where we raised $275 million of common equity really with a tremendous group of investors that we’re very confident we’re bringing a great deal to the public markets.

Nick: Yeah, and so speaking of Xanadu’s technology and the computers itself, you know, can you just walk me through a little bit, Christian, just in terms of, I think SPAC watchers have seen some other companies from the sphere, but very different types of technology within quantum computing. How does Xanadu approach it and what are some of the differences and differentiations in your approach?

Christian: So I think all the public quantum companies have gone through the SPAC process, so we decided to follow suit there. Well, when we talked to investors about Xanadu, we mentioned two big areas where we really differentiate ourselves compared to those quantum companies that are public currently. One is our photonic-based approach, so we use light or photons to build our quantum computer. Basically an all photonic-based approach. And investors, you know, the idea there is, don’t really know who the small amount of winners will be. And so, and it’s a very hard technology to really understand deeply. It takes many years. And so what they’re doing is taking a portfolio approach, investing in, say, an ion trap company, a superconducting company, and so forth. There’s a big gap there where photonics is not represented in terms of quantum computing for any investors. The other thing that’s interesting to note is that, even though we’re all a photonic-based company, everyone, even if you’re using photonics or electronics, is going to need a fairly significant amount of photonics anyways, that’s for the networking or the interconnect side of things, that’s how you scale up. You have a number of small quantum computers, you have say hundreds of them, and you have to connect them using fiber optics, so we do all that by keeping even the computational part, fiber, a photonic base. So that’s one aspect. The other big one we mentioned to investors that get them very excited is we’re also behind PennyLane, the software stack. It’s one of the most widely used software offerings anywhere in the industry. It’s open source, it’s built on Python. It’s available in over 150 universities around the world, in over 30 countries, being taught in part of the curriculum, really training the next workforce. And it’s also available, it’s agnostic, meaning it’s available on our hardware, but also pretty much everyone else is out there. So they’re really the big differentiators compared to us when we consider what other quantum companies are on the public markets.

Nick: Yeah, and I wanted to get into the PennyLane as well, just because I find it really interesting also the fact that you have other quantum computing companies among your partners, including IonQ, for instance, and just the way that the software allows you to, you know, in some ways work with them. It’s not so much like a direct competition with some of the other quantum computing companies out there that really you’re able to integrate and work alongside them. How has that approach sort of evolved with you and what’s the strategy there as well?

Christian: Yeah, originally we thought we had a really great product with PennyLane. PennyLane, we first developed and continued to build over an 8 year period, and it was really a simple idea. It was getting really great responses in the early days from developers using it. We thought we had a great product and we thought, well, it’d be great for the quantum community to really leverage PennyLane if they wanted to. And so that really meant having plug-ins and compatibility with other folks such as IonQ and anyone else that’s building hardware really. And so that really took off, and it’s a really great way of getting, you know, into as many folks’ hands, it helps build up the ecosystem overall. And really in terms of competitors, we don’t really see other quantum companies as our competitor, at least not at this point. I’m sure over the, you know, in the future, it’ll be more of a traditional competitor sort of environment, but, you know, we see a lot of great results by others. Including obviously, that lifts the whole industry. So the real, you know, the old adage of rising tide lifts all boats applies here. You know, I think really all of us, we should see our biggest competitor is quantum physics. That’s who we’re really competing against when we’re really building these, you know, what’s really, I think from a technology point of view, one of the most difficult challenges humanity’s ever faced. And so that’s our biggest competitor at the moment, and so far Xanadu is really winning that competition.

Nick: I also find it fascinating the way that these different companies are approaching even the hardware side very differently. And you know, for instance, your own computers have some unique features of them, one of them being just the fact that they’re able to operate at room temperature. Why is that such a key detail in operating these?

Christian: Yeah, we out of the whole industry, we believe we offer the lowest footprint. So everyone, including us, do need to use cooling to some extent. Either cryogenics or laser cooling, but we use it far less than anyone else. In fact, once you initialize or turn on the quantum computer, so to speak, everything is at room temperature, meaning no cryogenics and no laser cooling. We believe the only company that offers that. Now why that’s important is a lot of these cooling systems take time to cool down and heat back up again when you want to put in a different chip, for instance, and so you lose a lot of valuable iteration time that doesn’t affect us. You know, you could come in and take one of our chips out of our computer and put it back in within a minute. And that just saves you an amount of time, saves you a lot of money. The cooling also adds extra power constraints and cost associated with that. It also offers the final form factor constraints. Imagine, you know, not this decade but beyond where you can actually shrink the quantum computer into, you know, if you can remove the cryogenics completely, which is possible in our approach, then you can have different things, you know, shrinking the system, so it’s not a large sort of quantum computer but much smaller, you know, think of in our computers and so forth, you know, not this decade but beyond. Other approaches don’t have that availability, and so that’s why us and others really, that resonates with others, the fact that we have such a low, and almost no footprint when it comes to the computation or the operational side of the computer.

Nick: Yeah, I mean, it really makes you think about, you know, the development of, you know, existing computing, like traditional computers where they went from being the size of a room to being, you know, something that fits in the palm of your hand. But even in the way that you’re working with things as well, I mean, your computers are modular and they can be manufactured using silicon processors. Like, how rare is that when it comes to quantum computers and like what sort of advantages does that bring in terms of your commercial rollout moving forward?

Christian: Really, the reality of it is, I think we’re really one of the only few that can use large scale commercial foundries. And the reason why that’s important is these foundries can cost, you know, a couple of billion dollars and take 3 to 5 years to build. That’s cost and time that we don’t want to spend on building our quantum computer. And the reason is we work with these large foundries because the telecommunication industry already works with them. Foundries are notoriously and understandably very picky on who can work on their production lines. They don’t want any contamination with esoteric materials. They want to have a seamless production. Whether you can kind of use their wafers and tools and processors. We can use all the same sort of stuff that they’re already using, so they love that very much. And so we can actually, we’ve been working with multiple foundries now for many years. This saves a lot of time and money. These tools, as I mentioned, can cost a lot of money. So other approaches, in principle they could work with these foundries, but the reality is very different, as mentioned. They don’t have a telecommunications sort of industry that’s gone before them that allows to do that.

Nick: Yeah, and so I’m interested in some of the things that your computers have already been working on. You’ve seen some use cases in like, you know, EV battery manufacturing, chemical processing. Like what have been some of the ways that they’ve been really leveraged so far?

Christian: Yeah, at a high level, quantum, you know, once a large scale quantum computer exists, the world will look very different, and common industries that we hear about where quantum computing will have a significant impact, you know, include pharmaceuticals, drug discovery, material design, and quantum chemistry, as you mentioned. And then also AI, finance, and logistics, so very big areas, and as you mentioned, we focus on the second one I brought up, which is material design and quantum chemistry, also a very big field, and then we also focus on a subset on electric vehicle batteries, batteries in general. They have very complicated systems that are ultimately quantum mechanical in nature, and really understanding through quantum computation simulations, what are the best ideas or candidates to use in order to build a battery. And you know the hope there is that one day once you have this large quantum computer, you can develop new candidates or ideas where you can have electric vehicle batteries that are still very safe, but charge 10 times faster, 10 times longer range, things that people would love to have. And you know, I think that’s been validated by the fact that we have a lot of partners and customers in the automobile industry, you know, Volkswagen, BMW, Rolls-Royce, Toyota. They’ve been great partners and continue to be for us, and so we’re really excited about the possibilities, and it’s important to start now, because it’s not like developing a new computer, like a new chip, say for Nvidia, where you know what you’re gonna get, you’re gonna get something faster, but for pre-existing workloads. You have to really understand where a quantum computer can come in, and so we work with such customers and partners to understand where are your slowest workloads, where does the computation of traditional computers slow down. Let’s see if quantum computers can actually help with that.

Nick: Yeah, it looks like right now Xanadu is sort of in terms of its own computer development, in the error correction phase of taking them to the next level. I mean, for those that are not familiar with quantum computing specifically, I mean this is a big deal. I mean, it sounds simple, but it’s not. Could you sort of walk through like what that entails in terms of getting through the error correction?

Christian: Yeah, error correction is a very big part and one of the final remaining challenges. The other big challenge is networkability. Those are the two big buckets. We solve the network ability through our latest quantum computer called Aurora, the only one that’s solved it, and definitely the only one that’s solved it in a scalable way. And error correction’s the final one. We had a big result about 6 months ago, which created the world’s first error resistant photonic qubits, it made it into Nature, and the team was very proud of this, and really showed how to deal with errors in a more resistant way. And so that’s really our continuing to sort of add to the progress there as well. Our biggest challenge is really loss. Loss is the kind of physical reason why we do have errors, and the way we deal with that is really error correction. As mentioned, but also working with foundries, as we were talking about before, to iterate on the process. So we actually do all the chip designs here in Toronto and send them off to different foundries around the world, and then we get them back, we do a little test and measuring and packaging and assembly, but we can keep iterating, and the important part of that is through iteration you can actually make better chips, and better chips here means lower loss, which ultimately means reduced errors. So that’s another way to so-called error correction through the kind of the physical process, having better devices, but also using error correction codes as well. And Xanadu is really the leader in both of those.

Nick: Great. And you know, I mean, I imagine a lot of investors are, you know, they’re trying to figure out ways of lining up and assessing, you know, quantum computing companies against one another without necessarily having their PhDs of their own. And I see something that people focus on a lot is, you know, number of qubits essentially. And so, you know, just on that level, you know, where is Xanadu in terms of the amount of qubits you have involved in your machines now and logical qubits and sort of what’s the path look like for that right now?

Christian: Yeah, we have a world leading, we’re up there with the best in terms of logical qubits. We actually have 12 logical qubits. And the key thing there is that computer which had 12 logical qubits was in our new computer called Aurora. If you came to visit us, which you’re welcome to do, you would actually see Aurora is made up of 4 7-foot server racks, server racks that wouldn’t look out of place in traditional data centers, which is a good sign. And so you’d have 4 server racks that are all networked together. The output of that is effectively a single quantum computer with 12 logical qubits. The really cool thing about that result is we had 4 server racks. We could today scale up to 400 server racks. And so really multiplying that by what we had there by 400 over three basically. So you know another 100 logical qubits. We won’t do that because we still need to improve the performance of each of the individual server racks, 4 server racks. But we know through this achievement, how to scale up to an arbitrary number of qubits through the arbitrary number of server racks. So that’s where we stand today, and really the final hurdle for us, which we’re working on in the next few years, is really improving the performance of the individual server racks themselves, knowing that we’ve solved the scalability and therefore arbitrary number of qubits.

Nick: Yeah, and you’re obviously, you know, working through a lot of things at the moment in terms of the developing the computers themselves, but, you know, what do you think about the kind of the long term business model of the company is going to be in terms of, is it going to be more based upon recurring software sort of revenue? Is it going to be, are you going to be selling computers? What do you see that kind of mix kind of breaking down as?

Christian: Yeah, we see ourselves as a bit of, honestly, a bit of AWS, so a cloud provider, and a bit of Nvidia. So those two sort of models for our revenue. And also I’ll talk about it in a sec, but also a biotech company. So the AWS model is quite clear, where we’ll build our own data centers, a small footprint. Where people can log in and access our premium quantum cloud computes, so quantum computing as a service. We’ll build these data centers around the world, beginning here in Toronto, but the second model is we’ll also sell the server racks to customers that may want to have their own data centers and co-integrate them with quantum server racks. So sell our own cloud time through our own data centers, or secondly sell our own server racks, and so it’s equivalent to selling our own chips like Nvidia. The third one is, you know, we see this so revolutionary that people will log in and use our cloud time or use their own server racks once they buy them. To develop new discoveries in all these key areas I mentioned before, pharmaceuticals and material design and so forth, we want to make sure we’re mindful that we’re not just sort of selling cloud time, but also getting potentially some of the licensing or the revenue of products that come from using our cloud time. And so we’ve been patenting a lot with the automobile companies, we patent our own stuff, but also co-patent, so if someone comes up with a material we haven’t even thought of for an EV battery, we want to make sure that we’ve patented it to get some of the licensing of that as well. So three main areas, you know, cloud time, individual server racks, so people can build their own cloud, and then also sort of a biotech licensing model as well.

Nick: Really interesting. And so, I mean, just with all of these things you sort of have in front of you, what made you decide that now is sort of the right time for Xanadu to go public and why ultimately via SPAC?

Christian: Well, maybe the second part first. SPACs have had a perhaps a notorious past for some companies, definitely not with Bill and Crane Harbor. They’ve had great success there. And also the quantum computing companies have a really great success. So given we’re also a quantum computing company and working with Bill and his team, it made sense from that point of view. And then really why we went, decided to go public, we started out what would have been our Series D, maybe 10 to 12 months ago, we started seriously considering it, it would have been our Series D. And we did start and we’re having success with that, but then we were looking at really the what was going on in the public markets, and you know that the amount of money that could be raised once you’re a public company. There’s far more capital in the public markets than the private markets. And so I think that was validated because you know when Bill and I went out to raise the PIPE, we actually raised $275 million in about four weeks, really validating the fact that you can raise a lot more money and there’s a lot of interest in quantum computing. And so that was the PIPE, the SPAC itself has up to $224 to $225 million. So we’re looking at up to half a billion dollars. You know, the up to part is depending on redemptions. So we’ll see how that goes, but really the idea of it’s a race and the faster you can raise capital. There are other companies that have raised a couple of $100 million or more in the private market, but it took them up to 2 years to do, and we want to move very fast. So capital is a big reason and the access to capital quickly. And also the ability to sort of do any acquisitions that we may want to do, having that as an option in the future, and then also I think continuing to hire some of the best, offering them shares that can be liquid is also a game changer as well.

Nick: Yeah, I wanted to touch up on that with Bill as well, you know, I’m just curious how that kind of month-long roadshow for the PIPE went. There’s clearly appetite that’s based on the fact what you’ve been able to raise and things like that. I mean, is it also, is it a case where you’re still getting so much inbound that you’d consider expanding the PIPE?

Bill: Yeah, look, I think that’s really a testament to the quality of the company that Christian and his team have built over the last decade. Frankly, we initially set out to raise a smaller amount, but we were... Because as you and many listeners to this podcast may know that the PIPE market really hasn’t existed in any material sense since kind of the last SPAC boom.

It’s something that’s been a key feature of all of our deals, which have been very successful in the past, and I think it’s very important to show that there is a real third party, you know, common equity bid for the company. So, you know, I think as we move and frankly I’m not sure that one as large has been announced since. So we were really, you know, I think it’s a testament to really as you dig in, you know, I mentioned, I think you mentioned it’s hard for public investors without a PhD to learn about these companies. Many investors are getting educated though and do know a lot about Xanadu and think photonics is going to be among the leaders in the future, and Xanadu’s going to be a big part of that. This company, I think, relatively uniquely as well, you know, they publish their results in peer reviewed journals, so it’s not just, you know, claims that we’re making as a sponsor or Christian’s making, but you know, you can go read their papers in Nature and really validate the technological claims that we’re making here. And you know, I’m very optimistic that the strength of that investor interest is going to set us up for a great debut in the public markets and you know, well capitalize the company to build the technology and execute on the plan.

Nick: Yeah, I’m also really interested in just how you, you know, approach the valuation question on this just because, you know, it’s been a few years since the last quantum computing companies went public through SPAC. Most of those were back in 2021. And, you know, Xanadu has a fairly mature valuation in this transaction and just looking at the way that the quantum market has changed, but also the various different ways that you can, you know, sort of approach trying to put a value on what this company represents and what quantum computing represents as an opportunity. Just sort of, how did you think about that and come to where you did on this question?

Bill: Yeah, I think the value’s always a negotiated process. We were really thrilled that Christian and his board chose to partner at this level. You know, as you look at Xanadu. There are really two independent parts of the business that I think a SPAC sponsor could have approached on their own, because while the hardware’s enormously exciting, you know, I can tell you many investors who are smart on the space believe the software or PennyLane opportunity may be even larger as the industry matures over time, and we’re a real leader there, and I think that doesn’t, you know, there’s a lot to the story, so that doesn’t always break through immediately. I think as you look at the company. And as we talked about some of the traditional metrics investors are using like logical qubits or capital invested or published papers or PhDs, you know, we believe we’re at least peers with many of the other leaders that are public and that you’ve seen referenced in the space, if not ahead, and frankly this was at a dramatic discount to several of the recent high profile private raises and all of our public competitors that had gone public through SPAC. So we think it offered really a compelling opportunity for us and for our investors, for the PIPE investors, and we hope for the shareholders who stay in.

Nick: And I think Crane Harbor also has kind of an interesting perspective in a space like this, just given, you know, some of the SPAC transactions you’ve been a part of in the past, you know, looking at the data side of the space world with Black Sky and completely different sector when it came to Janus International. So what did you sort of bring from those transactions into this one and how does that kind of inform the way you approach this?

Bill: Yeah, look, I think one thing, you know, that my partners have always said, I really learned a lot from Ed and John Cohen is that when you bring a deal to the public markets, you want one where the investors are going to stand up and cheer, and it was pretty clear immediately from speaking to Christian. You know, we feel this company is really the real deal. We think it’s going to be a leader in the sector, and it’s an enormously compelling sector where the time for, you know, the technological breakthrough is there. And the time for commercialization starts to get within the sights of public investors and as you look at the valuation discount really of the entire quantum computing sector versus semiconductors, we think it’s extremely compelling, even if, as Christian mentioned, some investors take the portfolio approach. I think as you look across all our deals. I think there’s a commonality. We’ve always acquired businesses that were backed by great investors. In this case, really a blue chip group of venture capitalists, some of the leading VCs in the United States and Canada. We’ve always backed great management teams. I think Christian is really a visionary founder. We’re enormously thrilled to be with them here today. And I think most important and the biggest discipline for the SPAC market is the validation of the common equity PIPE. Because you know, as we talked that there’s, you know, a wide range of performance, you know, various deals in the market. I think if you look at the data you’ll see the deals that raised a substantial common equity PIPE that includes all of our prior transactions have generally outperformed. So I think. Really, we’ve always tried to be more on the blue chip side and to make sure that we could capitalize the companies well.

Nick: Yeah, and Christian, you touched upon this deal could bring in, you know, a half a billion dollars in terms of proceeds to the company just right off the bat. But sir, what are Xanadu’s kind of capital needs like and, you know, and what are some of the what is the usage of that capital look like in the coming years as you’re working through it?

Christian: Yeah, in terms of the capital needs, you can kind of speak at a high level here that where this is what we hope to have by going public now, complemented with past and future government funding, will be enough for us. We have great support from the Canadian government and also the US government. In fact, we’re in the 2nd phase of the QBI DARPA program. We’re also involved with another DARPA programs simultaneously as well. We’ve heard continuously that both the US and Canadian governments will be essentially doubling down on the amount of money that they’ll invest in leading companies like Xanadu. There was also recently a Canadian version of the DARPA QBI program they set up. It seems to be even more money will go into that than the DARPA one. The DARPA one is actually over $300 million so well capitalized. Having said that, if there are needs to sort of, you know, raise more money, the capital markets, you know, the public markets are the best place to do that if needed.

Yeah, it’s this also speaks volumes, as Bill was saying about what our team has accomplished and also the photonic-based approach. One of the big things that’s been achieved now through past fundings is the ability to network together quantum server racks, and that’s going to cost a lot of time and money for other approaches, and we’ve already solved that now.

Nick: And so just with all of the things you’ve been touching upon in terms of your current applications. The development that’s ongoing with your own, you know, operations, computers and the software side, just sort of, what is the thing that stands out to you that maybe is not something that everyone’s always thinking about in terms of some of the more exciting things around the corner for this company?

Christian: Well, I think we did touch on, I think error correction for us is the final big thing, and we’re making, you know, amazing progress to that. The other one for other folks, is really the networking which we’ve solved. So the good thing is we’re focused on this just one. One side of things, which is the error correction. The other thing I think people maybe lose sight on is, the quantum computing side of things is fascinating and fun, but we are still a startup where, you know, making sure you hire the best people, making sure you’re managing the people in the best way, all the things that apply to a traditional startup, independent of it being quantum computing. Making sure people are inspired and excited and working hard, so they’re the things I think that sometimes get lost on people when sure it’s cool we’re building these quantum computers, but Xanadu really does have an A+ team, and we have 260 folks, most are based here in Toronto, and half of them have come from overseas, so, you know, the old adage that A players attract A players is definitely true here in Xanadu’s case.

About Xanadu

Xanadu is a Canadian quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Founded in 2016, Xanadu has become one of the world’s leading quantum hardware and software companies. The Company also leads the development of PennyLane, an open-source software library for quantum computing and application development. Visit xanadu.ai or follow us on X @XanaduAI.

Business Combination

Xanadu recently announced a business combination agreement with Crane Harbor Acquisition Corp. (“Crane Harbor”) (Nasdaq: CHAC), a publicly traded special purpose acquisition company. The combined company, Xanadu Quantum Technologies Limited (“NewCo”), is expected to be capitalized with approximately US$500 million in gross proceeds, comprising approximately US$225 million from Crane Harbor’s trust account, assuming no redemptions by Crane Harbor’s public stockholders, as well as US$275 million from a group of strategic and institutional investors participating in the transaction via a common equity committed private placement investment. NewCo is expected to be listed on the Nasdaq Stock Market and on the Toronto Stock Exchange.

About Crane Harbor Acquisition Corp

Crane Harbor Acquisition Corp is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Additional Information About the Proposed Transaction and Where to Find It

The proposed business combination transaction will be submitted to shareholders of Crane Harbor and Xanadu for their consideration. NewCo and Crane Harbor have jointly filed a registration statement on Form F-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (the “SEC”). The Registration Statement includes a proxy statement/prospectus to be distributed to Crane Harbor’s shareholders in connection with Crane Harbor’s solicitation of proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been publicly filed and declared effective by the SEC, a definitive proxy statement/prospectus and other relevant documents will be mailed to Crane Harbor shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Crane Harbor’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by NewCo and/or Crane Harbor in connection with the proposed transaction, as these documents will contain important information about NewCo, Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by NewCo and/or Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov, Crane Harbor’s website at www.craneharboracquisition.com or by emailing investors@xanadu.ai.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: the stock exchanges on which the shares of the combined company are expected to trade; proceeds from the business combination and related PIPE; funds received by the combined company from Crane Harbor’s trust account and redemptions by Crane Harbor’s public shareholders; Xanadu’s ability to commercialize its hardware and software; upon the consummation of the business combination, Xanadu becoming the first and only publicly traded pure-play photonic computing company; Xanadu’s ability to leverage photonics as the only medium universally compatible across all quantum modalities for commercialization; the need for other quantum computing companies to use photonics; Xanadu’s ability to advance quantum computing; Xanadu’s latest quantum computer’s ability to solve problems in a scalable way in the future; Xanadu’s ability to build data centers at a global scale; Xanadu’s ability to sell server racks to customers; Xanadu’s ability to receive funding from US and Canadian governments; and Xanadu’s ability to attract top talent.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology which faces significant technical challenges and may not achieve commercialization or market acceptance; that quantum computing does not become an important part of the global compute ecosystem; Xanadu’s historical net losses and limited operating history; that there is substantial doubt about Xanadu’s ability to continue as a going concern; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu’s internal control over financial reporting and the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required shareholder and regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu, Crane Harbor or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu and Crane Harbor may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or sponsors’ past investments.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this press release or the merits of any of the securities described herein and any representation to the contrary is an offense.

Participants in the Solicitation

NewCo, Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by NewCo with the SEC. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s final prospectus related to its initial public offering filed with the SEC on April 25, 2025 and in the subsequent Quarterly Reports on Form 10-Q filed by Crane Harbor with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

Press Contact:
press@xanadu.ai

Investor Relations:
investors@xanadu.ai

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